Correspondence

                                Dennis Brovarone
                          ATTORNEY AND COUNSELOR AT LAW
                            18 Mountain Laurel Drive
                               Littleton, CO 80127
                      Phone 303 466 4092 / Fax 303 466 4826

February 8, 2005

Louise Dorsey
Associate Chief Accountant
U. S. Securities and Exchange Commission

Re:      Monet Entertainment Group, Ltd. SEC File No. 0-27609

Dear Ms Dorsey:

     As legal counsel for the above issuer, I am responding to your correspondence of February 2, 2005. The issuer's plan for compliance is as follows:

     1. The issuer has engaged its new PCAOB qualified auditor, Cordovano and Honeck, LLP, Certified Public Accountants, to conduct an audit for its fiscal year ended December 31, 2002 and review the interim financial statements for the periods ended September 30, 2003, March 31, 2004, June 30, 2004 and September 30, 2004. Cordovano and Honeck LLP have informed the issuer they have scheduled the audit and review work to begin within the next 10 to 15 days.

     2. On or before February 11, 2005, the issuer will file amended quarterly reports on form 10qsb for the periods ended September 30, 2003, March 31, 2004, June 30, 2004 and September 30, 2004 stating that the previously filed reports were not in compliance with Regulation SB Item 310.

     3. On or before March 4, 2005, the issuer shall file amended quarterly reports on form 10qsb for the periods ended September 30, 2003, March 31, 2004, June 30, 2004 and September 30, 2004 stating that the newly filed reports are in compliance with Regulation SB Item 310. Such amendments will include any changes dictated by the new reviews.

     4. On or before March 4, 2005, the issuer shall file an amended 2002 10ksb with an audit report by the issuer's new PCAOB qualified auditor, Cordovano and Honeck, LLP, Certified Public Accountants on or before March 4, 2005.

                                         Sincerely,


                                         /s/ Dennis Brovarone
                                         --------------------
                                         Dennis Brovarone



cc:      Monet Entertainment Group, Ltd
         Cordovano and Honeck, LLP